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                 April 4, 2022

       Corrado De Gasperis
       Chief Executive Officer
       Comstock Mining Inc.
       117 American Flat Road
       Virginia City, NV 89440

                                                        Re: Comstock Mining
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2022
                                                            File No. 333-263930

       Dear Mr. De Gasperis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Loan Lauren Nguyen,
       Legal Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Clyde Tinnen, Esq.